Exhibit 99.1

News release

Cenovus intends to implement normal course issuer bid

Calgary, Alberta (November 4, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) announced today that the Toronto Stock Exchange (TSX) has accepted the company's notice of intention to implement a normal course issuer bid (“NCIB”) to purchase up to 146,451,823 common shares during the 12-month period commencing November 9, 2021 and ending November 8, 2022.

Cenovus’s intention to launch a share buyback program, along with its recently announced dividend increase, are consistent with the company’s capital allocation framework, which supports enhancing value for investors by returning cash to shareholders, generating strong returns on capital investment and deleveraging. Cenovus believes there are times when the market price of its common shares may not fully reflect the underlying value of its business and future prospects. Depending on the trading price of its common shares and other relevant factors, the company believes purchasing common shares represents an attractive investment opportunity and is in the best interest of Cenovus and its shareholders.

The number of shares authorized for purchase represents 10% of Cenovus's public float, as defined by the TSX, as of October 29, 2021. On October 29, 2021 Cenovus had 2,017,677,419 common shares outstanding. Purchases will be made on the open market through the facilities of the TSX, New York Stock Exchange (NYSE) and/or alternative trading systems in Canada and the United States at market prices prevailing at the time of acquisition or such other price as may be permitted by securities laws, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, or any exemptions therefrom.

Cenovus has also entered into an automatic share purchase plan (“ASPP”), with RBC Dominion Securities Inc. as its designated broker, allowing it to purchase common shares under the NCIB when the company would ordinarily not be permitted to purchase shares due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, Cenovus will provide instructions during non-blackout periods to its designated broker, which may not be varied or suspended during the blackout period. Purchases by Cenovus's designated broker will be in accordance with stock exchange rules, applicable securities laws and the terms of the ASPP. All purchases made under the ASPP are included in computing the number of common shares purchased under the NCIB. The ASPP has been pre-cleared, as required by the TSX.

The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Cenovus. The average daily trading volume through the facilities of the TSX during the most recently completed six-month period was 5,765,664 common shares. Consequently, daily purchases through the facilities of the TSX will be limited to 1,441,416 common shares, which is equal to 25% of the average daily trading volume, other than block purchase exceptions. Purchases over the NYSE will be made in compliance with the volume limitations in Rule 10b-18 in relation to average daily trading volume and block trades. All common shares acquired by Cenovus under the NCIB will be cancelled.

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News release

Advisory
Forward-looking Information
This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995, about Cenovus’s current expectations, estimates and projections about the future of the combined company, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this news release is identified by words such as “intention” or “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about launching a share buyback program under an NCIB and acquiring and cancelling Cenovus common shares under such program.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

Readers are cautioned that other events or circumstances, although not listed above, could cause Cenovus’s actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements. For a full discussion of material risk factors, refer to “Risk Management and Risk Factors” in Cenovus’s Management’s Discussion and Analysis of the financial and operating results for the year ended December 31, 2020 and the risk factors set forth under the heading “Risk Factors” in Cenovus’s Annual Information Form, and to the risk factors described in other documents Cenovus files from time to time with securities regulatory authorities in Canada, available on SEDAR at sedar.com, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on its website at cenovus.com.

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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News release

Cenovus contacts:

Investors	Media
Investor Relations general line	Media Relations general line
403-766-7711	403-766-7751

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